Exhibit 99.1

Press Release

HUTCHMED Initiates Phase I Trial of Anti-CD47 Monoclonal Antibody HMPL-A83 in Patients with Advanced Malignant Neoplasms in China

— HMPL-A83 is the thirteenth innovative oncology drug candidate discovered in-house by HUTCHMED and its second large molecule drug candidate to enter clinical studies —

Hong Kong, Shanghai & Florham Park, NJ — Friday, July 15, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it has initiated a Phase I trial in China of HMPL-A83, an investigational novel IgG4-type humanized anti-CD47 monoclonal antibody. The first patient received their first dose on July 15, 2022.

The Phase I trial is a multicenter, open-label study to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-A83 in patients with advanced malignant neoplasms. The primary endpoints are dose-limiting toxicity (DLT), safety, tolerability, recommended phase II dose (RP2D) and maximum tolerated dose (MTD). The secondary endpoints include pharmacokinetics, pharmacodynamics, immunogenicity and preliminary efficacy profile. The lead principal investigators are Dr Ye Guo of Shanghai East Hospital and Dr Yuping Sun of Shandong Cancer Hospital. Additional details may be found at clinicaltrials.gov, using identifier NCT05429008.

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said: “HMPL-A83 marks a new chapter in our large molecule and immunotherapy exploration. It is our thirteenth oncology drug candidate to emerge from our innovative in-house discovery platform and it has significant potential to offer new combination therapy opportunities with our existing small molecule portfolio. This approach forms a key part of our multi-pronged strategy to treat cancer and immunological diseases and we are very excited to advance HMPL-A83’s development.”

About HMPL-A83 and CD47

CD47 is a cell surface transmembrane protein that is ubiquitously expressed on virtually all human cells. The overexpression of CD47 is reported in a variety of tumors and is believed to be associated with immune escape from macrophage-mediated phagocytosis.

HMPL-A83 is an investigational IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. HMPL-A83 blocks CD47 binding to Signal regulatory protein (SIRP) α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system.

In preclinical studies, HMPL-A83 demonstrated weak affinity for red blood cells and no induction of hemagglutination, implying low risk of anemia. HMPL-A83 also demonstrated a high affinity for CD47 antigen on tumor cells and strong phagocytosis induction of multiple tumor cells. HMPL-A83 has also demonstrated strong anti-tumor activity in multiple animal models.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has advanced 13 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of HMPL-A83 for patients, its expectations as to whether any studies on HMPL-A83 would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of HMPL-A83, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of HMPL-A83 for a targeted indication; the sufficiency of funding; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500